Exhibit 3
CONSENT OF THE AUDITOR GENERAL
I have read the attached Form 18-K (Annual Report) of the Province of Nova Scotia for the fiscal year ended March 31, 2010, dated December 22, 2010, which is incorporated by reference into the Province’s previously filed Registration Statement File No. 333-89492. I have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
Subsequent to the release of the Province’s March 31, 2010 consolidated financial statements on July 29, 2010, an overstatement of $87.7 M in the estimate of Personal Income Tax revenue was discovered. The Province will restate this revenue for 2009-10 (and related items such as the 2009-10 deficit) in the next release of the Public Accounts due before September 30, 2011. I agree with the disclosure of the error in the Province’s public reporting, and with its recognition in the Form 18-K and Registration Statement.
With due consideration for the above, I consent to the incorporation of my report to the Members of the Legislative Assembly of Nova Scotia on the consolidated statement of financial position of the Province of Nova Scotia as at March 31, 2010 and the consolidated statements of operations and accumulated deficits, change in net direct debt and cash flow for the year ended March 31, 2010, as attached, in the above mentioned Form 18-K and Registration Statement. My report is dated June 30, 2010.

/s/ Jacques Lapointe
Jacques Lapointe, CA
Auditor General
Halifax, Nova Scotia
December 22, 2010